ROPES & GRAY LLP 191 NORTH WACKER DRIVE 32nd FLOOR CHICAGO, ILLINOIS 60606-4302 WWW.ROPESGRAY.COM

January 22, 2025	Paulita A. Pike T +1 312 845 1212 paulita.pike@ropesgray.com

VIA EDGAR

Mr. Aaron Brodsky and Ms. Lauren Hamilton
Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, D.C. 20002

Re:	The Pop Venture Fund (File Nos. 811-23950 and 333-278367)

Dear Mr. Brodsky and Ms. Hamilton:

 On behalf of The Pop Venture Fund (the “Fund”) set forth below are the Fund’s responses to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the U.S. Securities and Exchange Commission (the “SEC”) telephonically on January 15, 2025, January 16, 2025, and January 22, 2025 relating to the Fund’s Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 811-23950 and 333-278367) (the “Registration Statement”) filed on January 10, 2025. The Staff’s comments are set forth below and are followed by the Fund’s responses. Capitalized terms used but not defined herein have the same meaning as set forth in the Registration Statement.

Comments Provided on January 15, 2025:

1.	Comment: In connection with disclosure on page 1 of the filing, please confirm supplementally that the phrase “late-stage venture companies” would fall within the term “venture companies” as defined in that paragraph. Specifically, please confirm that “late-stage venture companies” are encompassed within the phrase “early through growth stage venture companies.”

Response: The Fund confirms that the phrase “late-stage venture companies” falls within the term “venture companies” as defined in that paragraph and also confirms that “late-stage venture companies” are encompassed within the phrase “early through growth stage venture companies.” The Fund has made corresponding updates to the Prospectus.

2.	Comment: In connection with disclosure on page 5 discussing the contractual expense limitation, please revise the disclosure to reflect that the expense limitation will remain in

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effect for one year from the effective date of the Registration Statement. Please also disclose the duration of the expense limitation in the footnote to the fee table or alternatively, remove the waiver from the fee table and discuss it later in the Prospectus when the expense limitation is discussed.

Response: The Fund notes that this disclosure is contained in footnote #4 to the fee table in the prospectus. Nonetheless, the Fund has added additional disclosure to the prospectus.

3.	Comment: The Staff notes that the filing refers to the Locker as a comprehensive screening, diligence and valuation software. If the reference to valuation here is in the context of Rule 2a-5, please consider clarifying that, in context of Rule 2a-5 compliance, the Locker will only be used as a means of collecting data from a private company.

Response: The Fund confirms that the reference to “valuation” in the description of the Locker as a “comprehensive screening, diligence and valuation software” is in the broad sense of the word “valuation” and not in the context of Rule 2a-5. The Fund has added disclosure noting that, in the context of compliance with Rule 2a-5, the Locker will only be used as a means of collecting data from Private Companies, not as a valuation tool.

4.	Comment: In connection with the response to comment #35 in the Fund’s January 10, 2025 comment response letter, please consider disclosing the use of Houlihan Capital as the Valuation Consultant and their role and any other relevant information as appropriate.

Response: The Fund respectfully declines to make this change. The Board intends that a Valuation Consultant will always be used by the Fund as discussed in the Propsectus and as outlined in the Adviser’s Valuation Policies and Procedures. However, the Board desires to retain the flexibility to change Valuation Consultants without causing the Fund to have stale disclosure.

5.	Comment: Also in connection with the response to comment #35 in the Fund’s January 10, 2025 comment response letter, the Staff notes that the response appears to indicate that, if there is a disagreement between the Valuation Consultant and the Valuation Designee, that the Valuation Consultant will make the final determination for the fair value for the holding in question. Please supplementally explain if this is accurate. And if so, please supplementally explain how this complies with Rule 2a-5 and, more specifically, the requirement under Rule 2a-5(b) that the Valuation Designee performs the fair value determination relating to any and all fund investments. The Staff may have additional comments based on the response provided.

Response: The Fund clarifies that if the Valuation Consultant disagrees with the Valuation Designee with respect to the fair value of the holding, the Valuation Consultant’s valuation and the Valuation Designee’s valuation would be presented to the Board. The Board would

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then make a determination in good faith as to the fair value to ascribe to the holding, consistent with the requirements of Rule 2a-5(b).

6.	Comment: The Staff notes that the language in Article IV, Section 4.3 of the Fund’s Amended and Restated Declaration of Trust appears to waive officer and trustee fiduciary duties. The Staff understands that Delaware law permits a fund to eliminate or alter fiduciary duties of trustees or other persons and replace them with standards set forth in the Declaration of Trust. Revisions eliminating or altering fiduciary duties of a fund’s trustees or officers are inconsistent with the federal securities laws and the SEC’s express views of such persons’ fiduciary duties. Please add a provision to the Declaration of Trust or otherwise modify the document to clarify that, notwithstanding anything to the contrary in Declaration of Trust, nothing in that document modifying, restricting or eliminating the duties or liabilities of trustees or officers of the trust shall apply to or in any way limit the duties, including state law fiduciary duties, of loyalty and care, or liabilities of such persons with respect to matters arising under the federal securities laws.

Response: The Fund respectfully notes that Section 4.3 of the Declaration of Trust already includes the following statement: “Except as required by federal law, including the 1940 Act, neither the Trustees nor any officer of the Trust shall owe any fiduciary duty (whether arising at law or in equity) to the Trust or any Series or Class or any Shareholder (emphasis added).”

However, the Fund has amended its Declaration of Trust to include the following statement in Article IV, Section 4.3: “Notwithstanding any other provision in this Declaration of Trust to the contrary, nothing in this Declaration of Trust modifying, restricting or eliminating the duties or liabilities of Trustees or officers of the Trust shall apply to or in any way limit the duties, including state law fiduciary duties, of loyalty and care, or liabilities of such persons with respect to matters arising under the federal securities laws.” The Fund confirms that the Board has approved the amendment to the Declaration of Trust and that the this amendment is reflected in the Second Amended and Restated Declaration of Trust filed with Pre-Effective Amendment 4 to the Fund’s Registration Statement.

7.	Comment: The Staff notes that language in Article VIII, section 8.9(a)(iii) requires that prior to commencement of a derivative action, the complaining shareholder must make a written demand on the Trustees. Please disclose this provision in an appropriate location in the Prospectus.

Response: The Fund confirms that the requested updates have been made.

8.	Comment: With respect to the below provisions of the Fund’s Declaration of Trust, the Staff requests that language be added to the Declaration of Trust making it clear that the provisions do not apply to claims arising under the federal securities laws. With respect to the below

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provisions, the Staff also requests that Fund disclose these provisions in the prospectus, noting there as well that the provisions don’t apply to claims arising under the federal securities laws.

1. Section 8.9(a)(iv): “Shares representing at least ten percent (10%) of the outstanding Shares of the Trust or the affected Series or Class must join in initiating the derivative action.”

2. Section 8.9(c): “If the demand has been properly made hereunder, and a majority of the independent Trustees have considered the merits of the claim and have determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the demand shall be rejected and the Complaining Shareholders shall not be permitted to maintain a derivative action unless they first sustain the burden of proof to the court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Trust.”

3. Section 8.9(e): “Each Complaining Shareholder whose demand is rejected pursuant to paragraph (c) above shall be responsible, jointly and severally, for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the Trust’s consideration of the demand if a court determines that the demand was made without reasonable cause or for an improper purpose.”

4. Section 8.9(g): “In addition to all suits, claims or other actions (collectively, “claims”) that under applicable law must be brought as derivative claims, each Shareholder agrees that any claim that affects all Shareholders of the Trust or any Class or Series equally, that is, proportionately based on their number of Shares in the Trust or Class or Series, as well as any claim where the matters alleged (if true) would give rise to a claim by the Trust, must be brought as a derivative claim subject to this Section 8.9 irrespective of whether such claim involves a violation of the Shareholders’ rights under this Declaration of Trust or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim.”

Response: The Fund confirms that the requested updates to the prospectus have been made. The Fund also confirms that it has added a statement to the Declaration of Trust that the provisions of Section 8.9 do not apply to claims arising under the federal securities laws and that the Board has approved the amendment to the Declaration of Trust. These amendments are reflected in the Second Amended and Restated Declaration of Trust filed with Pre-Effective Amendment 4 to the Fund’s Registration Statement.

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Comments Provided on January 16, 2025:

9.	Comment: In connection with the response to comment #34 in the Fund’s January 10, 2025 comment response letter, the Staff notes that the cost approach is a specific type of approach in ASC 820 and is defined as a valuation approach that reflects the amount that would be required currently to replace the service capacity of the asset, also referred to as current replacement cost. Given that this is not the approach being utilized here, and given the objective of accounting standards as discussed in ASC 820-10-05-1b and the guidance provided in ASC 820-10-30-3, please revise your disclosure to remove suggestions that investments are being valued at cost. Please also consider whether the presumption used in the valuation process need to be revised to comply with Rule 2a-5 and U.S. GAAP.

Response: The Fund confirms that it has updated relevant disclosure to state that the private companies may initially be valued at “purchase price” rather than at “acquisition cost.”

10.	Comment: In connection with the response to comment #34 in the Fund’s January 10, 2025 comment response letter, please clarify in your response as this appears to be a two-pronged test to determine when a position needs to be subjected to the Registrant’s normal valuation process, a process which in turn is intended to ensure the application of ASC 820. The second prong appears to be describing the objective under ASC 820. Subjecting the objective to a constraint via the first prong (the awareness of the Valuation Designee) seems to contradict the standard. The objective of the accounting standard is not limited by what the Valuation Designee may or may not become aware of. Furthermore, regarding 6-9 month period discussed, there is no such prescriptive period based on proximity to purchase, so please revise disclosure accordingly and consider implications to the valuation process, with reference to Rule 2a-5. Please also consider U.S. GAAP, ASC 820-10-05-1b and the guidance in ASC 820-10-35-5a.

Response: The Fund clarifies its prior response and confirms that it has updated applicable disclosure to reflect that a security’s purchase price will be considered its value initially but only for so long as the Valuation Designee believes the purchase price would be the sale price of the security in an orderly transaction between market participants. The Fund’s Valuation Consultant will review the valuation of each security at a cadence determined by Board determined under the circumstances based upon its best judgment. The Board has the authority to ask the Valuation Consultant to review any valuation at any time and is not constrained by specific time periods. Disclosures have been updated to reflect this. As previously noted, the Valuation Consultant will not make any valuation determinations itself. Fair value determinations will be made either by the Valuation Designee or Board, consistent with the requirements of Rule 2a-5.

11.	Comment: With respect to disclosure on page 13, disclosure in the redline in the last sentence of last paragraph under the “Investment Strategy” heading appears to contemplate an initial 6

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month period and then an addition 3 month period, for a total 9 month period for investing proceeds. Please revise to reflect a single time period. This language is also inconsistent with the language in the Use of Proceeds section. Please also consider including additional detail on why a period longer than 3 months is needed.

Response: The Fund respectfully notes that this comment was provided and responded to in the Fund’s January 10, 2025 comment response letter (please see comment #22). In response to that comment, the Fund confirmed that, consistent with 180-day buffer period provided in Rule 35d-1, it may take up to six (6) months after the Fund’s launch for the Fund to be primarily invested in Private Companies. After initial launch, the Fund confirms that proceeds from the sale of Shares, net of the Fund’s fees and expenses, will be invested by the Fund in accordance with its investment objective and policies as soon as practicable (but within approximately three (3) months), consistent with market conditions and the availability of suitable investments, after receipt of such proceeds by the Fund. The disclosure reflects this.

12.	Comment: The Staff notes that the Registrant removed disclosure pertaining to the Board’s valuation committee. Please confirm whether there will be a Board valuation committee and if not, why it was determined not to have one.

Response: The Fund notes that, in light of the small size of the Board and its designation of the Adviser as the Valuation Designee, it was determined that the Board in its entirety would continue to be involved in valuation matters and as such, a separate Board valuation committee was not necessary.

13.	Comment: Within the Investment Advisory Agreement, the Staff notes that Exhibit A details the compensation for the investment management fee. Here, disclosure indicates that the management fee is charged based on “the fund’s average daily net assets in respect of Shares that would be repurchased at the end of the month.” Please supplementally explain and revise as appropriate given that this disclosure seems to indicate that the fee would not be charged on the entire asset base.

Response: The Fund confirms that Exhibit A to the Investment Advisory Agreement will be revised to state that the management fee is charged based on “the Fund’s average daily net assets” and to remove the language “in respect of Shares that would be repurchased at the end of the month.”

14.	Comment: The Staff notes that the financial statement footnotes indicate the following: “The aggregate amount of the organizational costs and offering costs as of the date of the accompanying financial statements are $172,420 and $142,720, respectively.” And further, that “The Fund has incurred $172,420 of organizational costs and $142,720 of offering costs, which have been paid by the Investment Manager.” Please explain why the Balance Sheet

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reflects $172,420 of deferred offering costs and $143,720 as a receivable from the Investment Manager.

Response: The Fund notes that the notes to the financial statements have been revised as follows to align with the figures presented in the Balance Sheet: “The aggregate amount of the organizational costs and offering costs as of the date of the accompanying financial statements are $143,720 and $172,420, respectively. Organizational costs are expensed as incurred and are subject to recoupment by the Investment Manager in accordance with the Fund's expense limitation agreement discussed in Note 4. The Fund has incurred $143,720 of organizational costs and $172,420 of offering costs, which have been paid by the Investment Manager. The Fund has agreed to reimburse Investment Manager for the Fund’s organizational costs and offering costs already incurred and any additional costs incurred prior to the commencement of operations of the Fund. Offering costs, which are also subject to the Fund’s expense limitation agreement discussed in Note 4, are accounted for as a deferred charge until operations begin, and thereafter will be amortized to expense over twelve months on a straight-line basis. As of January 3, 2025, the Investment Manager has incurred $172,420 of offering costs.”

15.	Comment: The Staff notes that the financial statement footnotes indicate the following: “The aggregate amount of the organizational costs and offering costs as of the date of the accompanying financial statements are $172,420 and $142,720, respectively.” And further, that “The Fund has incurred $172,420 of organizational costs and $142,720 of offering costs, which have been paid by the Investment Manager.” Please explain why the Statement of Operations states that the organization costs are $143,720.

Response: The Fund notes that the notes to the financial statements have been revised as follows to align with the figures presented in the Statement of Operations: “The aggregate amount of the organizational costs and offering costs as of the date of the accompanying financial statements are $143,720 and $172,420, respectively. Organizational costs are expensed as incurred and are subject to recoupment by the Investment Manager in accordance with the Fund's expense limitation agreement discussed in Note 4. The Fund has incurred $143,720 of organizational costs and $172,420 of offering costs, which have been paid by the Investment Manager. The Fund has agreed to reimburse Investment Manager for the Fund’s organizational costs and offering costs already incurred and any additional costs incurred prior to the commencement of operations of the Fund. Offering costs, which are also subject to the Fund’s expense limitation agreement discussed in Note 4, are accounted for as a deferred charge until operations begin, and thereafter will be amortized to expense over twelve months on a straight-line basis. As of January 3, 2025, the Investment Manager has incurred $172,420 of offering costs.”

16.	Comment: The Staff notes that with respect to footnote 1 of the financial statements, disclosure provides that “The Fund has been inactive since the date it was organized except for matters

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relating to the Fund’s establishment, designation and the issuance of 10,000 to the Pop Venture Advisers LLC on January 3, 2025 for $100,000 at a net asset value (“NAV”) of $10.00 per share, which represents the seed investment.” Please supplementally explain what is represented by the 10,000 and why it was not reflected in the note.

Response: The Fund confirms that the word “shares” was inadvertantly left out of this sentence and will revise the note to read, “The Fund has been inactive since the date it was organized except for matters relating to the Fund’s establishment, designation and the issuance of 10,000 shares to the Pop Venture Advisers LLC on January 3, 2025 for $100,000 at a net asset value (“NAV”) of $10.00 per share, which represents the seed investment.”

17.	Comment: The Staff notes that within footnote 2 to the financial statements, it states that “Offering costs, which are also subject to the Fund’s expense limitation agreement discussed in Note 4, are accounted for as a deferred charge until Fund shares are offered to the public and will thereafter, be amortized to expense over twelve months on a straight-line basis.” Please supplementally explain why the Registrant has determined to begin amortization when shares are offered to public, citing applicable U.S. GAAP standards and confirming compliance with ASC 946-20-25-5 and 6, and ASC 946-20-35-5. Lastly, please also reference the AICPA Audit Guide of Investment Companies as it relates to the offering costs.

Response: The Fund notes that the AICPA Audit Guide provides the following: “Item 4 - 8.29 As discussed in FASB ASC 946-20-25-5, offering costs of closed-end funds and investment partnerships should be charged to paid-in capital upon sale of the shares or units. Offering costs of open-end investment companies and of closed-end funds with a continuous offering period should be accounted for as a deferred charge, in accordance with FASB ASC 946 -20-25-5, until operations begin and thereafter be amortized to expense over 12 months on a straight-line basis in accordance with FASB ASC 946-20-35-5 (emphasis added).” It is the Fund’s view that operations begin when the Fund begins offering shares to the public. The Fund will revise the above-referenced sentence to clarify this: “Offering costs, which are also subject to the Fund’s expense limitation agreement discussed in Note 4, are accounted for as a deferred charge until operations begin, and thereafter will be amortized to expense over twelve months on a straight-line basis.”

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18.	Comment: With respect to the response to comment #3 above, please confirm that the language added to the prospectus matches exactly the language described in the response to this comment.

Response: The Fund confirms that identical language has been added to the prospectus.

19.	Comment: In connection with the response to comment #10 above, the Staff sees that disclosure has been added stating that “Private Company investments will be valued at purchase price initially but will be held at that price only so long as the Valuation Designee believes the purchase price would be the sale price of the security in an orderly transaction between market participants.” Please add “as determined in accordance with ASC 820” to the end of this statement.

Response: The Fund confirms it has added the requested language to the end of this statement.

20.	Comment: The Staff notes that the response to comment #13 above states that Exhibit A to the Investment Advisory Agreement will be revised. The Staff notes that it expects to see this revised Exhibit.

Response: The Fund confirms that an amendment to the Investment Advisory Agreement reflecting the revision to Exhibit A described in response to comment #13 above has been approved by the Board and will be filed with Pre-Effective Amendment 5 to the Fund’s Registration Statement.

21.	Comment: With respect to the changes to the Seed Financial Statements described in the responses to comments #14-17 above, please confirm in correspondence that the Fund’s auditor is aware of the changes, is in agreement with such changes and has evaluated any impact of the changes to its audit opinion.

Response: The Fund confirms that the Fund’s auditor is aware of the changes, is in agreement with such changes and has evaluated any impact of the changes to its audit opinion. The modifications were to correct an administrative error that resulted in a typo in the notes to the financial statements only where the two numbers, that were approximately $28,000 different, were transposed. The core financial statements reported the accurate numbers between the categories. In addition, it was viewed that the modifications would not change a readers view of the financial statements in whole, as there was no impact to any key performance indicators. No incremental audit procedures were required or modifications to their documentation. As such, they believe the original dating of the opinion is appropriate.

22.	Comment: Please confirm that the change to the Notes to the Financial Statements described in response to comment #17 above will be reflected in the filing.

Response: The Fund confirms that the change described in comment #17 above will be reflected in the Notes to the Financial Statements in Pre-Effective Amendment 5 to the Fund’s Registration Statement.

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Should you have any further questions or comments, please do not hesitate to contact me at (312) 845-1212.

Very truly yours,

/s/ Paulita A. Pike
Paulita A. Pike

cc:

Nicole Loftus, Trustee, President, Chief Executive Officer and Chief Investment Officer, The Pop Venture Fund

Susan Dumont, Chief Compliance Officer, Pop Venture Advisers LLC

Jessica Reece, Esq., Ropes & Gray LLP

Rita Rubin, Esq., Ropes & Gray LLP

Elizabeth Madsen, Esq., Ropes & Gray LLP